UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to ________

Commission File Number 001-15274

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

J. C. Penney Corporation, Inc.
Savings, Profit‑Sharing and Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024‑3698

REQUIRED INFORMATION
Form 11-K Annual Report
This form provides the annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the J. C. Penney Corporation, Inc. Savings, Profit‑Sharing and Stock Ownership Plan, a plan subject to the Employee Retirement Income Security Act of 1974.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule
December 31, 2015 and 2014
(With Report of Independent Registered Public Accounting Firm Thereon)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

MONTGOMERY COSCIA GREILICH LLP
972.748.0300 p
972.748.0700 f

Report of Independent Registered Public Accounting Firm

To the Benefit Plan Investment Committee,
Benefits Administration Committee, and
Human Resources Committee of
J.C. Penney Corporation, Inc. Savings,
Profit-Sharing and Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the J.C. Penney Corporation Inc. Savings, Profit-Sharing and Stock Ownership Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

MONTGOMERY COSCIA GREILICH LLP
Plano, Texas
June 27, 2016

2500 Dallas Parkway, Suite 300 Plano, Texas 75093	300 Throckmorton Street, Suite 520 Fort Worth, Texas 76102	600 Congress Avenue, Suite 300 Austin, Texas 78701

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2015 and 2014

($ in thousands)	2015	2014
Assets:
Investments at fair value:
J. C. Penney Company, Inc. common stock	$95,443	$88,998
Common and collective trusts	1,682,684	1,839,952
Mutual funds	19,117	21,077
Common stock	21,998	23,771
Other	719	633
Total investments at fair value	1,819,961	1,974,431
Fully benefit responsive contracts, at contract value	803,004	818,658
Total investments	2,622,965	2,793,089
Receivables:
J. C. Penney Company, Inc. contribution	14,132	13,639
Notes receivable from participants	62,700	66,248
Participant contributions	—	1,571
Due from broker for securities sold	574	415
Interest and dividends	51	99
Other	1	576
Total receivables	77,458	82,548
Total assets	2,700,423	2,875,637

Liabilities:
Accounts payable and accrued liabilities	490	622
Due to broker for securities purchased	375	360
Total liabilities	865	982
Net assets available for benefits	2,699,558	2,874,655

See the accompanying notes to the financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For The Years Ended December 31, 2015 and 2014

($ in thousands)	2015	2014
Investment income:
Net appreciation (depreciation) in the fair value of investments	$(3,086)	$72,781
Interest	21,927	26,614
Dividends	1,485	1,487
	20,326	100,882
Less investment expenses	(908)	(936)
Net investment income	19,418	99,946
Interest income on notes receivable from participants	2,559	2,685
Contributions:
J. C. Penney Company, Inc., net of forfeitures	50,457	49,581
Participants	99,581	100,105
	150,038	149,686
Total additions	172,015	252,317
Deductions from net assets attributed to:
Benefit payments	(340,823)	(329,102)
Administrative expenses	(6,289)	(6,463)
Total deductions	(347,112)	(335,565)
Decrease in net assets available for benefits	(175,097)	(83,248)
Beginning net assets available for benefits	2,874,655	2,957,903
Ending net assets available for benefits	$2,699,558	$2,874,655

See the accompanying notes to the financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

1. Description of Plan
The following description of the J. C. Penney Corporation, Inc. Savings, Profit‑Sharing and Stock Ownership Plan (the Plan) provides only general information. For more complete information, Participants should refer to the Summary Plan Description for the Plan. If these Notes to Financial Statements or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a)	General
The Plan is a defined contribution plan available to all eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company) and certain subsidiaries. Associates who have attained age 21 are immediately eligible to participate in the Plan upon their hire date or rehire date. Eligible Associates, after completion of 1,000 hours of service in an eligibility period (generally a period of 12 consecutive months), are automatically enrolled at a 4% pre-tax contribution, unless they elect otherwise. An eligible Associate must be enrolled in the Plan to be a participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The financial statements include all of the funds that comprise the Plan.
The Benefit Plans Investment Committee (BPIC) is the named fiduciary for the control and management of the assets of the Plan except for the J. C. Penney Common Stock Fund (Penney Stock Fund). Effective December 17, 2009, Evercore Trust Company, N.A. became the named fiduciary with respect to the management and disposition of the Penney Stock Fund. The BPIC also has the responsibility for selecting investment funds, other than the Penney Stock Fund, to be offered under the Plan. The Benefits Administration Committee (BAC) is the named fiduciary for the review of denied benefit claims and has overall responsibility for the day-to-day administration of the Plan. The Human Resources Committee (HRC) approves the Company’s overall benefit strategy for the Plan and any modifications or amendments to the Plan and is responsible for appointing members of the BAC and the BPIC and appoints the trustee. The HRC has named State Street Bank & Trust Company (State Street Bank) as the trustee for the Plan and Aon Hewitt Associates as the third party administrator/record keeper for the Plan.

(b)	Payment of Benefits
Generally, Participants who have separated from service with account balances over $5,000 remain in the Plan until the Participant elects payment. The normal form of payment is a lump‑sum settlement (cash and/or J. C. Penney Company, Inc. common stock). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $5,000 or less at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company contributions may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c)	Contributions
Participants who are classified as highly compensated in 2015 and 2014 (earning more than $120,000 in 2014 for 2015 and $115,000 in 2013 for 2014) are permitted to contribute from 1% to 8% (6% before-tax, 2% after-tax) of their earnings (up to a maximum of $265,000 for 2015 and $260,000 for 2014) with a maximum of 6% in pre-tax deposits (subject to an annual maximum of $18,000 in 2015 and $17,500 2014). Participants earning $120,000 or less in the previous year are permitted to contribute from 1% to 50% of their earnings (subject to an annual maximum of $18,000 in 2015 and $17,500 in 2014). Associates, who are at least age 21, did not enroll in the plan, and did not decline enrollment, will be automatically enrolled in the Plan after completing 1,000 hours of service in an eligibility period.
The Plan allows Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $6,000 during 2015 and $5,500 during 2014. These catch-up contributions are not eligible for the Company’s matching contribution.
The Plan allows Participants who participated in another employer’s qualified retirement plan before coming to work for the Company to rollover a portion or all of their distributions from the prior employer’s plan. The Participant cannot rollover a loan or a Roth 401(k) from another plan. The Plan accepts eligible cash rollovers directly from another qualified retirement plan that meets certain legal requirements within 60 days after receipt of an eligible distribution. The associate is immediately vested in these contributions to the Plan.

Participants age 21 or older become eligible for the Company matching contributions after completing 1,000 hours of service in an eligibility period. The Company matching contribution is a per pay period Company match of $0.50 per dollar up to the first 6% of Participant contributions. Associates hired or rehired on or after January 1, 2007, that are over 21 years of age, have 1,000 hours of service in an eligibility period and are active associates on December 31 receive a Company retirement account contribution equal to 2% of the associate’s annual compensation (up to a maximum of $265,000 for 2015 and $260,000 for 2014).
During 2015, the Company matching contribution totaled approximately $36.4 million and the Company retirement account contribution totaled approximately $14.1 million. During 2014, the Company matching contribution totaled approximately $36.6 million and the Company retirement account contribution totaled approximately $13.0 million.

(d)	Participants’ Investment Funds
All Participant contributions, Company matching contributions and Company retirement account contributions are invested in the Plan’s investment funds in accordance with the Participant’s investment elections. Participants direct their investments amongst three tiers of funds as follows: Tier 1 funds consist of target date retirement funds managed by Vanguard Fiduciary Trust Company. Tier 2 funds consist of eight index funds, including the Penney Stock Fund. Tier 3 funds consist of the Participant directed brokerage window. The funds are maintained on a unit-value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(e)	Participant Accounts
Each Participant’s account is credited with the Participant’s contributions, the Company’s contributions, Plan earnings and appreciation or depreciation in underlying securities, and is charged with an allocation of administrative expenses. Allocations are based on Participant account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

(f)	Participants’ Loans
A Participant who has not separated from service may request a loan. The minimum loan amount is $500. The maximum loan amount is the lesser of: the value of a Participant’s before-tax, rollover and after-tax deposits on the valuation date, 50% of a Participant’s total vested account value on the valuation date, or $50,000 minus the highest aggregate balance of any other loans owed to the Plan during the previous 12 months. All loans must be adequately secured and bear interest at the prime rate plus 1%. Interest rates on the loans outstanding as of December 31, 2015 ranged from 4.25% to 10.50% and maturities ranged from 2016 through 2020. Interest rates on the loans outstanding as of December 31, 2014 ranged from 4.25% to 10.50% and maturities ranged from 2015 through 2019. Loan amounts and the terms of repayment are limited in accordance with Plan provisions.

(g)	Vesting
Participants are immediately vested in the value of their deposits and earnings thereon. Company contributions and earnings thereon for Plan years 2007 and later will be 100% cliff vested after three years of service. Participants will also be 100% vested if they separate from service at normal retirement age, death, total disability, or a reduction in force or unit closing. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance of their Company contributions and any related earnings when their employment ends.

(h)	Forfeited Accounts
Forfeitures are available to restore forfeited amounts of rehired Participants, offset Company contributions, or pay Plan expenses. Forfeitures utilized to offset company contributions during 2015 and 2014 were approximately $2.8 million and $2.8 million respectively.

(i)	Expenses
Participants’ accounts share in the expenses to administer the Plan. These expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative expenses not paid by the Plan are paid by the Company.

2. Related Party and Party in Interest Transactions
Certain trust investment options are investment products managed by State Street Global Advisors (SSgA), which is the investment management division of State Street Bank and Trust Company, a wholly owned subsidiary of State Street Corporation. State Street Bank and Trust Company is the trustee, as defined by the Plan, and the disbursement agent. The trustee and investment manager fees are paid by the Plan.
As of December 31, 2015 and 2014, the Plan held investments in J. C. Penney Company Inc. common stock totaling $95.4 million and $89.0 million respectively. During the year ended December 31, 2015, 5.8 million shares were acquired and 5.1 million were disposed. During the year ended December 31, 2014, 6.2 million shares were acquired and 5.0 million were disposed. All of these transactions are exempt from the prohibitions against party-in-interest transactions.
Eligible Participants may borrow from their individual account balance in the Plan as discussed in note 1(f), and these transactions qualify as exempt party-in-interest transactions.
Certain administrative functions and services necessary for the operation of the plan are performed by employees of the Company who may also be Participants in the Plan. The Plan pays reasonable compensation for those services.
3. Summary of Significant Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Valuation of Investments and Income Recognition
Except for fully benefit responsive investment contracts, which are carried at contract value as discussed in Note 3(f) herein, the Plan’s investments are stated at fair value. Purchases and sales of investments are recorded on a trade‑date basis. The average cost method is used to calculate gains and losses on the sale of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(c)	Notes Receivable From Participants
Participant loans are recorded at amortized costs which represent the unpaid principal balance plus accrued interest.

(d)	Payment of Benefits
Benefits are recorded when paid.

(e)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)	New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendment also removes the requirement to make certain disclosures for these investments. The Plan is currently evaluating the potential effects of the new standard.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts (FBRICs), (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient. Part I clarifies that the contract value is the relevant measure for FBRICs because it is the amount participants would receive in a transaction, and simplifies reporting of FBRICs at contract value. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value as plans are no longer required to disaggregate investments by nature, characteristics and risks, and are only required to disaggregate by general type of plan asset. Part III is not applicable to the Plan. The Plan retrospectively adopted Parts I and II.

4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the accounting standards establish a three‑level hierarchy for inputs used in measuring fair value, as follows:
Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Significant observable inputs other than quoted prices in active markets for similar assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Significant unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

The following tables present a summary of the Plan’s investment assets measured at fair value as of December 31, 2015 and 2014:

($ in thousands)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Total
December 31, 2015:
Common stock (a):
J. C. Penney Company, Inc.	$95,443	$—	$95,443
Common and collective trusts (b)	—	1,682,684	1,682,684
Self-directed brokerage window (c):
Mutual funds	19,117	—	19,117
Common stock	21,998	—	21,998
Other:
Cash and cash equivalents	353	—	353
Preferred stock	357	—	357
Partnerships	9	—	9
Total other	719	—	719
Total self-directed brokerage window	41,834	—	41,834
Total investments at fair value	$137,277	$1,682,684	$1,819,961
Actual risk depends on the individual investments which are selected by each applicable participant.

($ in thousands)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Total
December 31, 2014:
Common stock (a):
J. C. Penney Company, Inc.	$88,998	$—	$88,998
Common and collective trusts (b)	—	1,839,952	1,839,952
Self-directed brokerage window (c):
Mutual funds	21,077	—	21,077
Common stock	23,771	—	23,771
Other:
Cash and cash equivalents	352	—	352
Preferred stock	274	—	274
Partnerships	7	—	7
Total other	633	—	633
Total self-directed brokerage window	45,481	—	45,481
Total investments at fair value	$134,479	$1,839,952	$1,974,431
Actual risk depends on the individual investments which are selected by each applicable participant.
As of December 31, 2015, the plan’s investments have no future commitments and a daily redemption frequency with one days notice. In addition, the Plan’s investments had no transfers between levels 1 to 3 from December 31, 2014 to December 31, 2015 or from December 31, 2013 to December 31, 2014.
Following is a description of the valuation methodologies used for assets measured at fair value. See also footnote 3(b) for more information.

(a)	Common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

(b)
Common and collective trusts: Valued at the net asset value (NAV) of shares held by the plan at year end. The target date funds are comprised of eleven collective trusts, which manage risk and investment return over time. There are three general market risk levels: low to moderate, moderate, and moderate to high. Each fund is a different mix of investments – stocks, bonds and cash. The funds start out with more stock for growth opportunity and end with less stock. The equity funds are comprised of 3 large cap funds and 2 small cap funds with low to moderate and high risk levels, respectively. The fixed income securities have low general market risk.

There are no known commitments or restrictions on the common and collective trusts except for some withdrawal restrictions as related to liquidation by the Plan Sponsor of the equity funds. The Plan Sponsor has no plans to liquidate these funds.

(c)
Self-directed brokerage window includes cash and cash equivalents, common stock, corporate bonds, mutual funds, notes, preferred stock, publicly traded partnerships: Certain U.S. Treasury notes and corporate bonds are valued at the closing price reported in the active market in which the security is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Other investments listed are valued at the closing price reported in the active market in which the individual securities are traded. Actual risk depends on the individual investments which are selected by each applicable participant.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

5. Synthetic Investment Contracts
The Plan also enters into synthetic investment contracts (SICs) with certain insurance companies and financial institutions (the Contract Issuers). Under these SICs, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. SICs totaled $803.0 million and $818.7 million as of December 31, 2015 and 2014, respectively. Additionally, there are no reserves against contract values for credit risk of the Contract Issuer or otherwise.
Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each SIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more SIC contracts by the manager or the Contract Issuers.
Specific coverage provided by each traditional SIC may be different for each issuer, and can be found in the individual traditional SIC contracts held by the Plan. Contract Issuers are not allowed to terminate any of the above SICs and settle at an amount different from contract value unless there is a breach of the contract, which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay SIC fees, or any other payment due under the contract; and failure to adhere to investment guidelines.

6. Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by a letter (determination letter) dated April 22, 2014 that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the reliance period specified in the determination letter. The Company will file an application for a new determination letter in accordance with standard IRS filing procedures. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
The Plan evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination by tax authorities. The Plan uses a more‑likely than‑not threshold for recognition and derecognition of tax positions taken or to be taken in a return. The Plan concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2015. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.
7. Form 5500 Reconciliation
Differences between the financial statements and the Form 5500 include the following:

•
Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to December 31, but that have not yet been paid as of that date.

•	Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are recorded at contract value in the financial statements.
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the Plan’s Form 5500 ($ in thousands):

	2015	2014
Net assets available for benefits per the financial statements	$2,699,558	$2,874,655
Amounts allocated to withdrawing participants	—	—
Net assets available for benefits per Form 5500	$2,699,558	$2,874,655
The following is a reconciliation of benefits paid to Participants per the financial statements at December 31, 2015 and 2014 to Form 5500 ($ in thousands):

	2015	2014
Benefits paid to participants per the financial statements	$340,823	$329,102
Amounts allocated to withdrawing participants, current year	—	—
Amounts allocated to withdrawing participants, prior year	—	(2,000)
Deemed distributions	—	—
Benefits paid to participants per Form 5500	$340,823	$327,102
The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to net income (loss) in the Form 5500 ($ in thousands):

	2015	2014
Increase (decrease) in net assets available for benefits	$(175,097)	$(83,248)
Amounts allocated to withdrawing participants, current year	—	—
Amounts allocated to withdrawing participants, prior year	—	2,000
Less adjustment from fair value to contract value for fully benefit responsive contracts	(23,918)	—
Net income (loss) per Form 5500	$(199,015)	$(81,248)
8. Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, affected Participants will become fully vested in amounts allocated to their accounts as of the date of the termination.
9. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.
The Plan invests in common and collective trusts with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
Market conditions can result in a high degree of volatility and increase the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.
10. Subsequent Events
On July 7, 2015, the Plans were amended to permit designated Roth contributions effective for plan years beginning on or after January 2, 2016.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
EIN: 13-5583779 Plan #003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
($ in thousands)

	(A) Identity of issue, borrower, lessor, or similar party, description of investment	(B) Description of Investment			Cost	Current Value
		Shares/Par	Rate of Interest	Maturity
	Common stock:
*	J. C. Penney Company, Inc. common stock				(a)	95,443
	Common and collective trusts:
*	State Street Bank Short Term Investment Fund				(a)	105,220
*	State Street Bank Daily EAFE (Europe, Australia and Far East) Fund				(a)	189,381
*	State Street Bank S&P 500 Flagship Fund Series				(a)	280,304
*	State Street Bank Russell 1000 Growth Index Fund				(a)	106,098
*	State Street Bank Russell 1000 Value Index Fund				(a)	77,732
*	State Street Bank Russell 2000 Index Securities Lending Fund				(a)	128,943
*	State Street Bank Passive Intermediate Bond Index Fund				(a)	173,231
	Vanguard Target Retirement Income Fund				(a)	58,613
	Vanguard 2010 Target Retirement Fund				(a)	35,864
	Vanguard 2015 Target Retirement Fund				(a)	53,575
	Vanguard 2020 Target Retirement Fund				(a)	89,141
	Vanguard 2025 Target Retirement Fund				(a)	98,558
	Vanguard 2030 Target Retirement Fund				(a)	80,248
	Vanguard 2035 Target Retirement Fund				(a)	56,439
	Vanguard 2040 Target Retirement Fund				(a)	42,412
	Vanguard 2045 Target Retirement Fund				(a)	37,454
	Vanguard 2050 Target Retirement Fund				(a)	54,661
	Vanguard 2055 Target Retirement Fund				(a)	14,810
	Total common and collective trusts					1,682,684
	Self directed brokerage window				(a)	41,834
	Fully benefit responsive contracts:
	Fixed income securities:
	ABBVIE INC	1,395	1.75%	11/6/2017	(a)	1,396
	ABBVIE INC	705	1.81%	5/14/2018	(a)	704
	ABBVIE INC	300	3.65%	5/14/2025	(a)	297
	ABBVIE INC	270	3.25%	11/6/2022	(a)	267
	ABN AMRO BANK NV 144A	600	4.77%	7/28/2025	(a)	610
	ACE INA HOLDINGS	605	5.27%	6/15/2019	(a)	679
	ACTAVIS FUNDING SCS	1,065	2.34%	3/12/2018	(a)	1,075
	ACTAVIS FUNDING SCS	1,320	3.01%	3/12/2020	(a)	1,330
	ACTAVIS FUNDING SCS	705	1.85%	3/1/2017	(a)	709
	AETNA INC	1,280	1.50%	11/15/2017	(a)	1,279
	AETNA INC	1,780	2.86%	11/15/2022	(a)	1,720

AFIN 2013-1 A4	585	0.97%	1/22/2018	(a)	585
AFIN 2013-4 A3	622	1.09%	3/20/2018	(a)	621
AFIN 2014-1 A3	1,410	1.32%	6/20/2018	(a)	1,410
AFIN 2014-2 A3	1,260	1.26%	5/21/2018	(a)	1,259
AFIN 2014-3 A3	1,190	1.48%	11/20/2018	(a)	1,187
AFIN 2015-2 A2	345	1.40%	9/20/2018	(a)	344
AFIN 2015-2 A3	735	1.74%	9/20/2019	(a)	732
AFIN 2015-3 A3	460	1.95%	1/21/2020	(a)	459
AFIN 2015-3 A4	1,055	2.14%	5/20/2020	(a)	1,049
AFIN 2015-4 A2	585	1.63%	3/20/2019	(a)	582
AFIN 2015-4 A3	1,725	1.85%	3/20/2020	(a)	1,710
AFLAC INC	420	2.62%	2/15/2017	(a)	430
AFLAC INC	1,260	3.57%	11/15/2024	(a)	1,284
AGILENT TECHNOLOGIES INC	173	6.05%	11/1/2017	(a)	188
AGILENT TECHNOLOGIES INC	225	3.30%	10/1/2022	(a)	220
AGILENT TECHNOLOGIES INC	660	3.87%	7/15/2023	(a)	672
AGL CAPITAL CORP	880	4.88%	8/15/2019	(a)	964
ALLYA 2015-1 A4	475	1.76%	5/15/2020	(a)	473
ALLYL 2014-SN1 A3	326	0.75%	2/21/2017	(a)	326
ALLYL 2014-SN1 A4	600	0.95%	6/20/2018	(a)	599
ALTRIA GROUP INC	970	4.37%	5/5/2021	(a)	1,061
AMAZON.COM INC	2,205	2.56%	12/5/2019	(a)	2,244
AMAZON.COM INC	1,285	3.21%	12/5/2021	(a)	1,326
AMAZON.COM INC	885	1.20%	11/29/2017	(a)	884
AMCAR 2013-2 A3	82	0.65%	12/8/2017	(a)	82
AMCAR 2013-3 A3	448	0.92%	4/9/2018	(a)	448
AMCAR 2013-4 A3	233	0.96%	4/9/2018	(a)	233
AMCAR 2014-2 A3	290	0.94%	2/8/2019	(a)	289
AMCAR 2015-2 A3	1,415	1.28%	1/8/2020	(a)	1,402
AMCAR 2015-3 A3	1,165	1.55%	3/9/2020	(a)	1,159
AMCAR 2015-4 A3	750	1.71%	7/8/2020	(a)	747
AMER AIRLN 14-1 A PTT	1,229	3.70%	4/1/2028	(a)	1,240
AMER AIRLN 15-1 B PTT	129	3.82%	11/1/2024	(a)	126
AMERICA MOVIL SAB DE CV	440	2.37%	9/8/2016	(a)	445
AMERICAN CAMPUS CMNTYS	465	3.35%	10/1/2020	(a)	470
AMERICAN EXPRESS CO	1,935	0.97%	5/22/2018	(a)	1,929
AMERICAN HONDA FINANCE	1,845	1.21%	7/14/2017	(a)	1,847
AMERICAN HONDA FINANCE	365	1.51%	3/13/2018	(a)	364
AMERICAN INTL GROUP	810	2.32%	7/16/2019	(a)	812
AMERISOURCEBERGEN CORP	715	3.43%	11/15/2021	(a)	733
AMOT 2012-5 A	1,185	1.55%	9/15/2019	(a)	1,179
AMOT 2013-1 A-2	405	1.00%	2/15/2018	(a)	405
AMOT 2015-3 A	2,030	1.65%	5/15/2020	(a)	2,012
AMPHENOL CORP	510	1.56%	9/15/2017	(a)	511
AMXCA 2013-1 A	850	0.75%	2/16/2021	(a)	850
AMXCA 2014-2 A	1,355	1.26%	1/15/2020	(a)	1,353
AMXCA 2014-3 A	960	1.49%	4/15/2020	(a)	961

ANTHEM INC	855	5.56%	6/15/2017	(a)	906
ANTHEM INC	375	3.59%	8/15/2024	(a)	371
APPALACHIAN POWER CO	1,145	3.48%	6/1/2025	(a)	1,121
APPLE INC	570	0.45%	5/3/2016	(a)	570
AT&T INC	600	2.48%	6/30/2020	(a)	593
AT&T INC	495	1.54%	6/30/2020	(a)	492
ATMOS ENERGY CORP	225	7.25%	3/15/2019	(a)	270
ATMOS ENERGY CORP	1,305	5.96%	6/15/2017	(a)	1,394
AUTOZONE INC	840	1.30%	1/13/2017	(a)	844
AVALONBAY COMMUNITIES IN	420	3.49%	10/1/2020	(a)	440
BAAT 2012-1 A4	3	1.03%	12/15/2016	(a)	3
BACM 2006-2 A4	566	6.01%	5/10/2045	(a)	570
BACM 2006-4 A4	826	5.59%	7/10/2046	(a)	837
BAIDU INC	1,200	2.76%	6/9/2019	(a)	1,197
BANK OF AMERICA	375	5.25%	5/1/2018	(a)	407
BANK OF AMERICA CORP	115	6.32%	8/1/2016	(a)	121
BANK OF AMERICA CORP	550	2.00%	1/11/2018	(a)	555
BANK OF AMERICA CORP	1,080	1.71%	8/25/2017	(a)	1,084
BANK OF AMERICA CORP	1,515	4.09%	1/22/2025	(a)	1,510
BANK OF AMERICA CORP	970	1.76%	6/5/2018	(a)	965
BANK OF MONTREAL	2,190	1.30%	7/14/2017	(a)	2,199
BANK OF NEW YORK MELLON	980	2.08%	8/1/2018	(a)	996
BANK OF NOVA SCOTIA	815	0.91%	3/15/2016	(a)	815
BANK OF NOVA SCOTIA	1,215	1.30%	7/21/2017	(a)	1,219
BANK OF NOVA SCOTIA	1,335	2.77%	7/21/2021	(a)	1,369
BANQUE FED CRED MUTUEL 144A	2,660	2.49%	10/29/2018	(a)	2,688
BANQUE FED CRED MUTUEL 144A	1,395	1.70%	1/20/2017	(a)	1,408
BARCLAYS BANK PLC	660	4.87%	9/22/2016	(a)	686
BARCLAYS BANK PLC	300	4.74%	10/14/2020	(a)	329
BARCLAYS PLC	735	2.76%	11/8/2019	(a)	736
BARCLAYS PLC	600	3.78%	3/16/2025	(a)	586
BAXALTA INC 144A	1,110	2.90%	6/23/2020	(a)	1,100
BAXALTA INC 144A	150	2.02%	6/22/2018	(a)	148
BAXTER INTERNATIONAL INC	420	0.95%	6/1/2016	(a)	420
BAYER US FINANCE LLC 144A	995	1.50%	10/6/2017	(a)	998
BAYER US FINANCE LLC 144A	915	2.37%	10/8/2019	(a)	923
BB&T CORPORATION	1,170	2.04%	6/19/2018	(a)	1,177
BB&T CORPORATION	1,665	1.37%	6/15/2018	(a)	1,671
BB&T CORPORATION	1,060	1.05%	12/1/2016	(a)	1,060
BERKSHIRE HATHAWAY INC	55	2.18%	8/15/2016	(a)	56
BG ENERGY CAPITAL PLC 144A	275	2.85%	10/15/2016	(a)	279
BHP BILLITON FIN USA LTD	255	4.09%	9/30/2023	(a)	243
BIOGEN INC	420	2.91%	9/15/2020	(a)	422
BK TOKYO-MITSUBISHI UFJ 144A	915	3.89%	9/9/2023	(a)	977
BK TOKYO-MITSUBISHI UFJ 144A	1,250	1.46%	9/8/2017	(a)	1,244
BMWOT 2014-A A4	1,250	1.50%	2/25/2021	(a)	1,248
BNP PARIBAS	985	2.66%	8/20/2018	(a)	1,008

BOSTON PROPERTIES LP	220	3.21%	9/1/2023	(a)	216
BPCE SA	2,005	2.48%	12/10/2018	(a)	2,028
BPCE SA	1,140	1.63%	1/26/2018	(a)	1,142
BPCE SA 144A	980	5.11%	7/21/2024	(a)	1,010
BRITISH TELECOM PLC	390	1.62%	6/28/2016	(a)	391
BRITISH TELECOM PLC	260	2.35%	2/14/2019	(a)	263
BRIXMOR OPERATING PART	765	3.89%	8/15/2022	(a)	774
BSCMS 2006 PW12 A4	807	5.88%	9/11/2038	(a)	816
BSCMS 2006 PW13 A4	774	5.49%	9/11/2041	(a)	785
BSCMS 2006-PW14 A4	280	5.10%	12/11/2038	(a)	287
BSCMS 2006-T24 A4	851	5.47%	10/12/2041	(a)	866
BURLINGTN NORTH SANTA FE	610	3.05%	9/1/2022	(a)	616
BURLINGTN NORTH SANTA FE	440	3.71%	9/1/2023	(a)	463
BURLINGTON NORTH SANTA FE	110	5.33%	3/15/2018	(a)	121
CABMT 2014-1 A	425	0.68%	3/16/2020	(a)	424
CAMDEN PROPERTY TRUST	885	4.32%	6/15/2021	(a)	950
CANADIAN IMPERIAL BANK	1,595	0.83%	7/18/2016	(a)	1,600
CANADIAN NATL RESOURCES	635	5.58%	5/15/2017	(a)	654
CAPITAL ONE BANK USA NA	385	1.15%	11/21/2016	(a)	385
CAPITAL ONE BANK USA NA	1,095	2.98%	7/23/2021	(a)	1,099
CAPITAL ONE NA	385	1.67%	2/5/2018	(a)	384
CARMX 2012-1 A4	149	1.25%	6/15/2017	(a)	149
CARMX 2012-2 A4	160	1.16%	12/15/2017	(a)	160
CARMX 2012-3 A3	21	0.52%	7/17/2017	(a)	21
CARMX 2012-3 A4	785	0.79%	4/16/2018	(a)	783
CARMX 2013-1 A3	81	0.60%	10/16/2017	(a)	81
CARMX 2013-2 A3	270	0.64%	1/16/2018	(a)	270
CARMX 2013-3 A3	378	0.97%	4/16/2018	(a)	377
CARMX 2013-4 A3	552	0.80%	7/16/2018	(a)	551
CARMX 2014-3 A3	1,775	1.16%	6/17/2019	(a)	1,769
CARMX 2014-4 A3	260	1.26%	11/15/2019	(a)	259
CARMX 2014-4 A4	155	1.82%	7/15/2020	(a)	154
CARMX 2015-1 A3	945	1.39%	11/15/2019	(a)	941
CARMX 2015-2 A3	645	1.38%	3/16/2020	(a)	641
CARMX 2015-2 A4	330	1.82%	3/15/2021	(a)	328
CARMX 2015-3 A3	655	1.64%	5/15/2020	(a)	653
CARMX 2015-3 A4	475	1.99%	2/16/2021	(a)	473
CARMX 2015-4 A3	880	1.57%	11/16/2020	(a)	874
CATERPILLAR FINANCIAL SE	840	2.77%	8/20/2021	(a)	841
CATERPILLAR INC	300	2.63%	6/26/2022	(a)	296
CATHOLIC HEALTH INITIATI	670	3.02%	11/1/2022	(a)	657
CATHOLIC HEALTH INITIATI	90	1.60%	11/1/2017	(a)	90
CATHOLIC HEALTH INITIATI	755	2.59%	8/1/2018	(a)	767
CC HOLDINGS GS V LLC/CRO	760	2.38%	12/15/2017	(a)	763
CCCIT 2014-A2 A2	2,240	1.02%	2/22/2019	(a)	2,243
CCCIT 2014-A4 A4	1,645	1.23%	4/24/2019	(a)	1,648
CELGENE CORP	1,110	3.89%	8/15/2023	(a)	1,158

CELGENE CORP	1,091	2.13%	8/15/2018	(a)	1,100
CGCMT 2013-GC15 A1	404	1.39%	9/10/2046	(a)	402
CGCMT 2014-GC19 A1	198	1.23%	3/10/2047	(a)	194
CGCMT 2014-GC21 A1	97	1.26%	5/10/2047	(a)	96
CGCMT 2014-GC25 A1	248	1.50%	10/10/2047	(a)	245
CGCMT 2015-GC29 A1	572	1.47%	4/10/2048	(a)	566
CGCMT 2015-GC33 A1	373	1.66%	9/10/2058	(a)	369
CGCMT 2015-GC33 A4	135	3.70%	9/10/2058	(a)	138
CHAIT 2014-A1 A	1,305	1.15%	1/15/2019	(a)	1,305
CHAIT 2015-A2 A	1,380	1.59%	2/18/2020	(a)	1,381
CITIGROUP INC	1,400	1.56%	8/14/2017	(a)	1,402
CITIGROUP INC	860	1.85%	11/24/2017	(a)	861
CITIGROUP INC	710	1.81%	2/5/2018	(a)	712
CITIGROUP INC	300	1.72%	4/27/2018	(a)	298
CITIZENS BANK NA/RI	750	2.30%	12/3/2018	(a)	750
CME GROUP INC	1,015	2.99%	9/15/2022	(a)	1,029
CNA FINANCIAL CORP	2,055	6.30%	8/15/2016	(a)	2,172
CNA FINANCIAL CORP	825	5.28%	8/15/2020	(a)	937
CNH 2014-C A3	690	1.06%	11/15/2019	(a)	686
CNH 2014-C A4	735	1.67%	9/15/2021	(a)	729
CNH 2015-B A3	1,110	1.39%	7/15/2020	(a)	1,097
CNH 2015-B A4	330	1.90%	4/15/2022	(a)	329
CNH 2015-C A3	1,450	1.66%	11/16/2020	(a)	1,448
CNP 2005-A A4	255	5.04%	8/1/2019	(a)	267
COCA COLA FEMSA SAB CV	495	4.37%	2/15/2020	(a)	532
COMET 2015-A1 A	1,365	1.40%	1/15/2021	(a)	1,358
COMM 2006-C8 A4	1,724	5.21%	12/10/2046	(a)	1,762
COMM 2012-CR3 A3	540	2.85%	10/15/2045	(a)	535
COMM 2014-CR17 A1	72	1.29%	5/10/2047	(a)	72
COMM 2014-CR19 A1	537	1.43%	8/10/2047	(a)	531
COMM 2014-CR20 A1	587	1.36%	11/10/2047	(a)	573
COMM 2014-CR21 A1	133	1.51%	12/10/2047	(a)	132
COMM 2014-LC17 A1	231	1.40%	10/10/2047	(a)	229
COMM 2014-UBS4 A1	225	1.32%	8/10/2047	(a)	223
COMM 2014-UBS6 A1	609	1.46%	12/10/2047	(a)	603
COMM 2015-CR22 A1	303	1.58%	3/10/2048	(a)	301
COMM 2015-CR24 A1	1,800	1.67%	8/10/2055	(a)	1,788
COMM 2015-CR24 A5	190	3.64%	8/10/2055	(a)	194
COMM 2015-CR26 A1	464	1.62%	10/10/2048	(a)	460
COMM 2015-CR26 A4	1,435	3.60%	10/10/2048	(a)	1,451
COMM 2015-LC23 A2	2,055	3.14%	10/10/2053	(a)	2,112
COMMONWEALTH BANK AUST 144A	505	4.55%	12/9/2025	(a)	501
COMMONWEALTH BK AUSTR NY	1,135	1.13%	3/13/2017	(a)	1,135
COMMONWEALTH BK AUSTR NY	770	2.42%	11/2/2020	(a)	766
COMMONWEALTH BK AUSTR NY	831	1.76%	11/2/2018	(a)	828
COMMONWEALTH EDISON	235	1.94%	9/1/2016	(a)	238
CONTINENTAL AIRLINES INC	138	4.54%	7/12/2022	(a)	148

CONTL AIRLINES 2012-1	1,346	4.04%	10/11/2025	(a)	1,396
CREDIT SUISSE NEW YORK	1,670	1.38%	5/26/2017	(a)	1,664
CREDIT SUISSE NEW YORK	340	2.30%	5/28/2019	(a)	341
CREDIT SUISSE NEW YORK	930	3.01%	10/29/2021	(a)	932
CROWN CASTLE TOWERS LLC 144A	1,344	5.61%	1/15/2040	(a)	1,468
CSAIL 2015-C3 A1	402	1.74%	8/15/2048	(a)	397
CSAIL 2015-C4 A1	341	2.02%	11/15/2048	(a)	340
CSAILL 2015-C1 A1	388	1.70%	4/15/2050	(a)	385
CSMC 2006 C4 A3	706	5.41%	9/15/2039	(a)	716
CVS HEALTH CORP	735	3.44%	7/20/2022	(a)	759
CVS HEALTH CORP	1,680	1.90%	7/20/2018	(a)	1,693
DAIMLER FINANCE NA LLC 144A	1,115	1.19%	8/1/2018	(a)	1,113
DAIMLER FINANCE NA LLC 144A	1,480	2.92%	3/10/2021	(a)	1,471
DAIMLER FINANCE NA LLC 144A	1,915	1.14%	3/10/2017	(a)	1,905
DANAHER CORP	490	4.91%	3/1/2019	(a)	548
DANAHER CORP	590	2.40%	9/15/2020	(a)	594
DBUBS 2011-LC3A A2	757	3.63%	8/10/2044	(a)	762
DCENT 2014-A3 A3	1,505	1.22%	10/15/2019	(a)	1,504
DCENT 2014-A5 A	2,385	1.39%	4/15/2020	(a)	2,380
DCENT 2015-A3 A	1,705	1.46%	3/15/2021	(a)	1,691
DELPHI CORP	1,405	4.79%	2/15/2023	(a)	1,495
DELTA AIR LINES	342	6.92%	6/17/2021	(a)	384
DELTA AIR LINES	393	4.70%	5/23/2019	(a)	416
DELTA AIR LINES 2011-1	192	5.01%	10/15/2020	(a)	205
DELTA AIR LINES 2015-1AA	300	3.59%	1/30/2029	(a)	307
DISCOVER BANK	750	2.01%	2/21/2018	(a)	750
DISCOVER BANK	1,560	2.60%	11/13/2018	(a)	1,576
DNB BANK ASA 144A	2,430	3.14%	4/3/2017	(a)	2,496
EASTMAN CHEMICAL CO	525	2.38%	6/1/2017	(a)	530
EATON VANCE CORP	790	3.61%	6/15/2023	(a)	795
ELL 2011-A A1	654	2.05%	9/1/2023	(a)	652
EMD FINANCE LLC 144A	365	1.72%	3/19/2018	(a)	363
EMD FINANCE LLC 144A	1,385	3.05%	3/19/2022	(a)	1,351
EMERSON ELECTRIC CO	645	5.04%	10/15/2017	(a)	695
ENBRIDGE ENERGY PARTNERS	315	5.10%	3/15/2020	(a)	326
ENBRIDGE ENERGY PARTNERS	805	4.40%	9/15/2021	(a)	778
ENLINK MIDSTREAM PARTNER	190	2.96%	4/1/2019	(a)	175
ENTERPRISE PRODUCTS OPER	780	4.18%	2/15/2024	(a)	739
ENTERPRISE PRODUCTS OPER	305	2.66%	10/15/2019	(a)	294
ENTERPRISE PRODUCTS OPER	810	1.70%	5/7/2018	(a)	789
EOG RESOURCES INC	960	5.51%	9/15/2017	(a)	1,040
EOG RESOURCES INC	920	3.92%	2/1/2021	(a)	979
ERAC USA FINANCE COMPANY 144A	470	5.94%	10/15/2017	(a)	511
ERAC USA FINANCE COMPANY 144A	305	2.72%	3/15/2017	(a)	311
ERAC USA FINANCE LLC 144A	640	1.40%	4/15/2016	(a)	642
ERAC USA FINANCE LLC 144A	110	2.78%	11/1/2018	(a)	111
ESSEX PORTFOLIO LP	690	3.34%	5/1/2023	(a)	676

EXELON CORP	645	1.56%	6/9/2017	(a)	643
EXELON GENERATION CO LLC	405	2.96%	1/15/2020	(a)	409
EXPERIAN FINANCE PLC 144A	420	2.39%	6/15/2017	(a)	418
EXPRESS SCRIPTS INC	1,150	3.10%	5/15/2016	(a)	1,162
EXXON MOBIL CORPORATION	765	1.31%	3/6/2018	(a)	766
EXXON MOBIL CORPORATION	1,110	0.84%	3/6/2022	(a)	1,092
FANNIE MAE	3,450	0.88%	10/26/2017	(a)	3,440
FANNIE MAE	1,025	0.63%	8/26/2016	(a)	1,027
FANNIE MAE	125	0.38%	7/5/2016	(a)	125
FANNIE MAE	1,680	1.85%	2/19/2019	(a)	1,714
FANNIE MAE	1,875	2.60%	9/6/2024	(a)	1,912
FANNIE MAE	1,210	1.88%	12/28/2020	(a)	1,210
FEDERAL HOME LOAN BANK	825	4.67%	11/17/2017	(a)	889
FEDERAL HOME LOAN BANK	6,705	1.00%	6/21/2017	(a)	6,704
FEDERAL HOME LOAN BANK	18,765	0.63%	12/28/2016	(a)	18,724
FHL ARM	12	2.46%	9/1/2032	(a)	12
FHL-15YR GOLD	32	4.36%	1/1/2019	(a)	33
FHLMC 15YR GIANT	58	5.53%	8/1/2022	(a)	63
FHLMC 15YR GOLD	14	4.84%	10/1/2018	(a)	14
FHLMC 15YR GOLD	42	4.35%	4/1/2019	(a)	43
FHLMC 15YR GOLD	65	5.89%	3/1/2019	(a)	67
FHLMC 15YR GOLD	1	5.26%	11/1/2018	(a)	1
FHLMC 15YR GOLD	1	5.31%	3/1/2018	(a)	1
FHLMC 15YR GOLD	25	5.27%	7/1/2020	(a)	26
FHLMC 15YR GOLD	43	5.24%	9/1/2020	(a)	45
FHLMC 15YR GOLD	6	5.34%	8/1/2020	(a)	6
FHLMC 15YR GOLD	97	5.22%	8/1/2020	(a)	103
FHLMC 15YR GOLD	4	5.69%	8/1/2021	(a)	5
FHLMC 15YR GOLD	34	4.65%	10/1/2022	(a)	37
FHLMC 15YR GOLD	155	4.63%	12/1/2023	(a)	169
FHLMC 15YR GOLD	308	3.79%	5/1/2026	(a)	326
FHLMC 15YR GOLD	11	4.84%	7/1/2025	(a)	11
FHLMC 15YR GOLD	143	4.21%	7/1/2026	(a)	154
FHLMC ARM	43	2.61%	11/1/2035	(a)	46
FHLMC ARM	17	2.35%	7/1/2035	(a)	18
FHLMC ARM	103	2.45%	3/1/2036	(a)	109
FHLMC ARM	7	6.34%	8/1/2036	(a)	7
FHLMC ARM	3	5.79%	10/1/2036	(a)	3
FHLMC ARM	68	5.53%	12/1/2036	(a)	72
FHLMC ARM	49	5.78%	11/1/2036	(a)	52
FHLMC ARM	230	2.29%	2/1/2037	(a)	244
FHLMC ARM	55	2.21%	2/1/2037	(a)	59
FHLMC ARM	162	2.65%	2/1/2037	(a)	172
FHLMC ARM	120	2.28%	1/1/2037	(a)	129
FHLMC ARM	856	2.31%	10/1/2036	(a)	912
FHLMC ARM	85	2.58%	10/1/2037	(a)	91
FHLMC GOLD	3	6.67%	6/1/2032	(a)	3

FHLMC GOLD	9	6.48%	6/1/2032	(a)	10
FHLMC GOLD	21	5.87%	5/1/2017	(a)	22
FHLMC GOLD	17	4.84%	11/1/2018	(a)	17
FHLMC GOLD	30	5.34%	10/1/2032	(a)	34
FHLMC GOLD	57	4.49%	11/1/2033	(a)	64
FHLMC GOLD	34	4.50%	11/1/2033	(a)	38
FHLMC GOLD	7	4.58%	9/1/2033	(a)	7
FHLMC GOLD	42	5.24%	8/1/2038	(a)	48
FHLMC GOLD	338	4.53%	6/1/2040	(a)	374
FHLMC GOLD	85	4.97%	6/1/2040	(a)	95
FHLMC GOLD	548	4.95%	12/1/2039	(a)	611
FHLMC GOLD	350	4.95%	2/1/2040	(a)	391
FHLMC GOLD	196	4.94%	1/1/2040	(a)	219
FHLMC GOLD	140	5.28%	12/1/2036	(a)	160
FHLMC GOLD	131	5.26%	9/1/2035	(a)	150
FHLMC GOLD	66	5.29%	12/1/2028	(a)	75
FHLMC GOLD	375	5.26%	2/1/2035	(a)	430
FHLMC GOLD	15	5.34%	1/1/2038	(a)	17
FHLMC GOLD	25	5.26%	9/1/2034	(a)	29
FHLMC GOLD	3,495	3.39%	3/1/2045	(a)	3,615
FHLMC GOLD	2,473	3.39%	9/1/2045	(a)	2,557
FHLMC GOLD	5,838	3.39%	10/1/2045	(a)	6,037
FHLMC_ARM	14	2.15%	1/1/2036	(a)	15
FHMS 5502 A2	2,269	1.43%	8/25/2017	(a)	2,273
FHR 4448 JA	690	3.77%	11/15/2036	(a)	735
FIFTH THIRD BANCORP	480	4.20%	1/16/2024	(a)	501
FIFTH THIRD BANCORP	675	1.35%	6/1/2017	(a)	674
FLORIDA GAS TRANSMISSION 144A	1,055	4.01%	7/15/2022	(a)	1,038
FLORIDA GAS TRANSMISSION 144A	290	4.74%	7/15/2025	(a)	272
FLORIDA POWER & LIGHT CO	1,560	3.12%	12/1/2025	(a)	1,568
FNMA 15YR	14	6.38%	5/1/2017	(a)	14
FNMA 15YR	13	5.26%	7/1/2019	(a)	14
FNMA 15YR	3	5.41%	3/1/2017	(a)	3
FNMA 15YR	32	4.80%	11/1/2018	(a)	34
FNMA 15YR	19	4.29%	12/1/2020	(a)	20
FNMA 15YR	32	4.75%	5/1/2019	(a)	34
FNMA 15YR	32	5.60%	3/1/2021	(a)	35
FNMA 15YR	187	4.67%	10/1/2021	(a)	201
FNMA 15YR	5	5.57%	1/1/2022	(a)	6
FNMA 15YR	5	5.28%	2/1/2021	(a)	5
FNMA 15YR	13	5.23%	5/1/2021	(a)	13
FNMA 15YR	93	5.23%	3/1/2021	(a)	98
FNMA 15YR	110	5.10%	5/1/2022	(a)	119
FNMA 15YR	119	5.11%	4/1/2022	(a)	128
FNMA 15YR	17	5.12%	9/1/2021	(a)	18
FNMA 15YR	12	5.16%	9/1/2021	(a)	13
FNMA 15YR	9	5.15%	9/1/2021	(a)	10

FNMA 15YR	21	5.12%	8/1/2021	(a)	23
FNMA 15YR	3	5.47%	8/1/2022	(a)	3
FNMA 15YR	32	5.56%	5/1/2021	(a)	35
FNMA 15YR	51	5.14%	3/1/2021	(a)	55
FNMA 15YR	48	4.32%	7/1/2020	(a)	50
FNMA 15YR	424	5.10%	2/1/2023	(a)	460
FNMA 15YR	135	4.67%	6/1/2023	(a)	146
FNMA 15YR	58	4.67%	5/1/2023	(a)	63
FNMA 15YR	6	4.83%	6/1/2023	(a)	6
FNMA 15YR	220	5.07%	6/1/2023	(a)	239
FNMA 15YR	152	5.49%	3/1/2023	(a)	167
FNMA 15YR	46	5.06%	5/1/2023	(a)	50
FNMA 15YR	33	4.72%	5/1/2021	(a)	35
FNMA 15YR	2	4.67%	4/1/2023	(a)	3
FNMA 15YR	23	4.66%	1/1/2023	(a)	25
FNMA 15YR	87	4.74%	5/1/2023	(a)	93
FNMA 15YR	56	5.12%	11/1/2023	(a)	60
FNMA 15YR	33	5.10%	2/1/2023	(a)	35
FNMA 15YR	675	4.66%	1/1/2024	(a)	727
FNMA 15YR	98	5.10%	12/1/2023	(a)	106
FNMA 15YR	9	4.68%	2/1/2022	(a)	10
FNMA 15YR	206	4.66%	3/1/2023	(a)	222
FNMA 15YR	122	5.48%	2/1/2023	(a)	135
FNMA 15YR	45	4.76%	12/1/2019	(a)	47
FNMA 15YR	801	4.74%	12/1/2020	(a)	849
FNMA 15YR	178	4.69%	9/1/2022	(a)	190
FNMA 15YR	60	4.21%	10/1/2024	(a)	64
FNMA 15YR	85	4.69%	12/1/2020	(a)	91
FNMA 15YR	149	4.19%	9/1/2024	(a)	161
FNMA 15YR	70	4.17%	12/1/2024	(a)	76
FNMA 15YR	52	4.17%	11/1/2024	(a)	57
FNMA 15YR	16	4.65%	5/1/2023	(a)	17
FNMA 15YR	522	4.17%	11/1/2024	(a)	565
FNMA 15YR	32	5.18%	5/1/2022	(a)	34
FNMA 15YR	20	4.19%	9/1/2025	(a)	21
FNMA 15YR	34	3.34%	1/1/2026	(a)	36
FNMA 15YR	595	4.17%	8/1/2025	(a)	643
FNMA 15YR	186	3.34%	8/1/2025	(a)	196
FNMA 15YR	192	4.65%	6/1/2026	(a)	208
FNMA 15YR	70	3.77%	9/1/2026	(a)	74
FNMA 15YR	42	4.64%	9/1/2025	(a)	45
FNMA 15YR	226	3.34%	1/1/2027	(a)	238
FNMA 15YR	485	3.34%	1/1/2027	(a)	510
FNMA 15YR	209	3.34%	12/1/2026	(a)	220
FNMA 15YR	1	3.77%	7/1/2025	(a)	1
FNMA 15YR	215	4.17%	10/1/2026	(a)	233
FNMA 15YR	48	3.78%	5/1/2025	(a)	51

FNMA 15YR	1,329	3.77%	11/1/2027	(a)	1,415
FNMA 15YR	310	3.34%	12/1/2025	(a)	327
FNMA 15YR	241	3.77%	11/1/2025	(a)	256
FNMA 15YR	393	3.77%	10/1/2026	(a)	418
FNMA 15YR	445	3.78%	1/1/2026	(a)	473
FNMA 15YR	333	3.77%	1/1/2026	(a)	354
FNMA 15YR	1,623	4.19%	4/1/2026	(a)	1,751
FNMA 15YR	86	4.17%	4/1/2026	(a)	93
FNMA 15YR	261	4.22%	7/1/2026	(a)	280
FNMA 15YR	48	3.34%	12/1/2026	(a)	50
FNMA 15YR	295	4.19%	1/1/2027	(a)	319
FNMA 15YR	14	3.34%	3/1/2026	(a)	15
FNMA 15YR	99	3.34%	3/1/2026	(a)	104
FNMA 15YR	17	4.33%	6/1/2019	(a)	18
FNMA 15YR	42	3.33%	2/1/2027	(a)	44
FNMA 15YR	475	3.33%	3/1/2028	(a)	501
FNMA 15YR	906	3.33%	11/1/2026	(a)	955
FNMA 15YR	1,624	2.91%	3/1/2030	(a)	1,680
FNMA 15YR	1,314	2.91%	9/1/2030	(a)	1,359
FNMA 15YR	1,272	2.91%	7/1/2030	(a)	1,316
FNMA 15YR	1,320	2.91%	7/1/2030	(a)	1,365
FNMA 15YR	2,066	2.91%	4/1/2030	(a)	2,137
FNMA 15YR	28	3.34%	7/1/2028	(a)	29
FNMA 15YR	483	2.91%	11/1/2029	(a)	500
FNMA 15YR	555	2.91%	3/1/2030	(a)	574
FNMA 15YR	376	2.91%	2/1/2030	(a)	389
FNMA 15YR	1,758	2.91%	9/1/2030	(a)	1,817
FNMA 20YR	3,580	3.36%	6/1/2035	(a)	3,743
FNMA 30 YR	1	5.32%	8/1/2028	(a)	1
FNMA 30 YR	3	6.66%	8/1/2029	(a)	3
FNMA 30 YR	78	4.52%	5/1/2033	(a)	86
FNMA 30 YR	223	4.52%	3/1/2034	(a)	248
FNMA 30 YR	21	5.26%	8/1/2034	(a)	24
FNMA 30 YR	28	4.88%	12/1/2034	(a)	32
FNMA 30 YR	74	5.28%	11/1/2034	(a)	85
FNMA 30 YR	196	5.26%	2/1/2034	(a)	225
FNMA 30 YR	44	5.28%	4/1/2035	(a)	50
FNMA 30 YR	17	4.90%	1/1/2036	(a)	20
FNMA 30 YR	696	4.89%	5/1/2035	(a)	786
FNMA 30 YR	86	4.91%	4/1/2036	(a)	96
FNMA 30 YR	107	4.52%	11/1/2033	(a)	119
FNMA 30 YR	3	4.94%	5/1/2036	(a)	3
FNMA 30 YR	760	4.86%	12/1/2035	(a)	864
FNMA 30 YR	30	5.69%	11/1/2037	(a)	35
FNMA 30 YR	19	5.47%	7/1/2036	(a)	23
FNMA 30 YR	48	5.58%	8/1/2037	(a)	56
FNMA 30 YR	751	5.28%	1/1/2036	(a)	856

FNMA 30 YR	85	2.45%	8/1/2038	(a)	90
FNMA 30 YR	332	4.49%	7/1/2035	(a)	371
FNMA 30 YR	1,290	4.93%	6/1/2038	(a)	1,446
FNMA 30 YR	34	5.31%	5/1/2038	(a)	39
FNMA 30 YR	24	4.90%	3/1/2036	(a)	27
FNMA 30 YR	366	4.53%	4/1/2040	(a)	405
FNMA 30 YR	226	4.89%	8/1/2037	(a)	255
FNMA 30 YR	608	4.92%	6/1/2040	(a)	682
FNMA 30 YR	27	4.90%	4/1/2035	(a)	30
FNMA 30 YR	8	4.89%	8/1/2037	(a)	9
FNMA 30 YR	17	4.90%	8/1/2037	(a)	19
FNMA 30 YR	137	4.91%	1/1/2036	(a)	155
FNMA 30 YR	1,042	4.16%	2/1/2041	(a)	1,131
FNMA 30 YR	217	4.93%	11/1/2039	(a)	243
FNMA 30 YR	624	4.92%	6/1/2039	(a)	700
FNMA 30 YR	150	4.91%	1/1/2038	(a)	168
FNMA 30 YR	498	4.92%	12/1/2039	(a)	559
FNMA 30 YR	118	4.16%	4/1/2041	(a)	128
FNMA 30 YR	396	4.90%	1/1/2040	(a)	446
FNMA 30 YR	210	4.94%	7/1/2040	(a)	235
FNMA 30 YR	75	3.77%	2/1/2041	(a)	79
FNMA 30 YR	244	4.54%	7/1/2041	(a)	270
FNMA 30 YR	9	5.30%	3/1/2037	(a)	10
FNMA 30 YR	477	4.90%	9/1/2038	(a)	538
FNMA 30 YR	51	4.88%	8/1/2037	(a)	58
FNMA 30 YR	2	5.30%	4/1/2036	(a)	2
FNMA 30 YR	3	5.30%	6/1/2036	(a)	3
FNMA 30 YR	105	5.30%	10/1/2038	(a)	119
FNMA 30 YR	129	5.31%	2/1/2037	(a)	147
FNMA 30 YR	176	4.52%	7/1/2035	(a)	195
FNMA 30 YR	301	5.29%	3/1/2037	(a)	343
FNMA 30 YR	170	4.90%	8/1/2037	(a)	192
FNMA 30 YR	257	5.30%	9/1/2039	(a)	292
FNMA 30 YR	106	4.93%	5/1/2039	(a)	119
FNMA 30 YR	2	4.88%	12/1/2038	(a)	3
FNMA 30 YR	207	3.77%	1/1/2041	(a)	220
FNMA 30 YR	905	3.77%	10/1/2041	(a)	963
FNMA 30 YR	301	4.92%	6/1/2038	(a)	338
FNMA 30 YR	642	3.77%	3/1/2041	(a)	683
FNMA 30 YR	236	4.92%	1/1/2037	(a)	265
FNMA 30 YR	292	3.77%	12/1/2040	(a)	311
FNMA 30 YR	175	3.77%	8/1/2042	(a)	186
FNMA 30 YR	23	5.27%	12/1/2034	(a)	27
FNMA 30 YR	229	5.67%	12/1/2032	(a)	264
FNMA 30 YR	643	5.26%	3/1/2034	(a)	736
FNMA 30 YR	444	3.76%	4/1/2045	(a)	473
FNMA 30 YR	140	3.76%	2/1/2045	(a)	149

FNMA 30 YR	375	4.52%	6/1/2041	(a)	416
FNMA 30 YR	121	5.68%	8/1/2038	(a)	139
FNMA 30 YR	4	5.27%	9/1/2038	(a)	5
FNMA 30 YR	761	3.78%	7/1/2045	(a)	808
FNMA 30 YR	1,577	3.78%	3/1/2045	(a)	1,674
FNMA 30 YR	766	3.77%	9/1/2045	(a)	816
FNMA 30 YR	66	3.78%	2/1/2045	(a)	70
FNMA 30YR	300	5.61%	7/1/2032	(a)	349
FNMA ARM	392	2.74%	12/1/2036	(a)	419
FNMA ARM	36	2.52%	12/1/2035	(a)	38
FNMA ARM	28	2.59%	12/1/2035	(a)	31
FNMA ARM	17	2.12%	12/1/2035	(a)	18
FNMA ARM	79	2.31%	12/1/2035	(a)	83
FNMA ARM	63	2.33%	11/1/2035	(a)	67
FNMA ARM	135	2.30%	8/1/2036	(a)	144
FNMA ARM	376	2.20%	7/1/2036	(a)	399
FNMA ARM	12	6.08%	9/1/2036	(a)	12
FNMA ARM	268	2.25%	9/1/2037	(a)	285
FNMA ARM	654	2.07%	12/1/2037	(a)	692
FNMA MEGA	474	5.13%	12/1/2021	(a)	511
FNR 2005-69 AD	99	4.72%	8/25/2035	(a)	105
FORD MOTOR CREDIT CO LLC	765	6.21%	8/15/2017	(a)	835
FORD MOTOR CREDIT CO LLC	1,160	2.98%	6/12/2017	(a)	1,168
FORD MOTOR CREDIT CO LLC	575	1.70%	5/9/2016	(a)	577
FORD MOTOR CREDIT CO LLC	1,270	1.70%	9/8/2017	(a)	1,263
FORDF 2014-1 A1	890	1.20%	2/15/2019	(a)	887
FORDF 2015-1 A1	1,520	1.43%	1/15/2020	(a)	1,509
FORDL 2013-B A4	251	0.96%	10/15/2016	(a)	251
FORDL 2014-A A4	1,105	0.90%	6/15/2017	(a)	1,104
FORDL 2014-B A4	430	1.10%	11/15/2017	(a)	429
FORDO 2014-B A4	215	1.42%	8/15/2019	(a)	215
FORDO 2014-C A3	480	1.06%	5/15/2019	(a)	479
FORDO 2015-A A3	435	1.28%	9/15/2019	(a)	435
FORDO 2015-A A4	435	1.65%	6/15/2020	(a)	433
FORDO 2015-B A3	1,390	1.17%	11/15/2019	(a)	1,380
FORDO 2015-B A4	605	1.59%	8/15/2020	(a)	601
FREDDIE MAC	3,890	4.49%	6/13/2018	(a)	4,234
FREDDIE MAC	4,885	3.50%	3/27/2019	(a)	5,279
FREDDIE MAC	3,665	1.74%	5/30/2019	(a)	3,699
FREDDIE MAC	4,000	1.00%	7/28/2017	(a)	4,011
FREDDIE MAC	2,735	1.26%	8/1/2019	(a)	2,719
FREDDIE MAC	8,980	0.87%	10/14/2016	(a)	9,004
FREDDIE MAC	8,225	0.88%	2/22/2017	(a)	8,248
GATX CORP	360	3.46%	7/15/2016	(a)	370
GATX CORP	650	4.61%	6/1/2021	(a)	686
GATX CORP	295	2.39%	7/30/2018	(a)	296
GATX CORP	480	2.53%	3/15/2019	(a)	477

GATX CORP	995	1.26%	3/4/2017	(a)	989
GATX CORP	170	2.54%	7/30/2019	(a)	169
GATX CORP	125	2.67%	3/30/2020	(a)	123
GE CAPITAL INTL FUNDING 144A	4,475	0.96%	4/15/2016	(a)	4,484
GE CAPITAL INTL FUNDING 144A	1,930	2.36%	11/15/2020	(a)	1,923
GEDFT 2013-1 A	1,790	0.80%	4/20/2018	(a)	1,790
GEDFT 2014-2 A	1,740	0.85%	10/20/2019	(a)	1,737
GEMNT 2012-2 A	1,820	2.21%	1/15/2022	(a)	1,827
GENERAL ELEC CAP CORP	426	4.71%	2/11/2021	(a)	489
GENERAL ELEC CAP CORP	272	2.20%	1/9/2020	(a)	275
GENERAL MOTORS FINL CO	1,415	3.61%	4/10/2022	(a)	1,364
GENERAL MOTORS FINL CO	615	3.09%	1/15/2019	(a)	621
GEORGE WASHINGTON UNIVER	980	3.43%	9/15/2022	(a)	1,007
GEORGIA POWER COMPANY	2,180	0.76%	8/15/2016	(a)	2,179
GEORGIA POWER COMPANY	1,605	1.96%	12/1/2018	(a)	1,603
GILEAD SCIENCES INC	330	2.35%	2/1/2020	(a)	333
GILEAD SCIENCES INC	390	3.48%	2/1/2025	(a)	398
GILEAD SCIENCES INC	495	3.23%	9/1/2022	(a)	503
GILEAD SCIENCES INC	480	1.84%	9/4/2018	(a)	484
GILEAD SCIENCES INC	105	3.62%	3/1/2026	(a)	107
GMALT 2015-3 A3	1,030	1.70%	3/20/2019	(a)	1,024
GMALT 2015-3 A4	960	1.83%	11/20/2019	(a)	952
GNMA 30 YR	2	5.68%	7/15/2028	(a)	2
GNMA 30 YR	2	5.68%	2/15/2028	(a)	2
GNMA 30 YR	3	5.68%	7/15/2028	(a)	4
GNMA 30 YR	3	5.68%	7/15/2028	(a)	4
GNMA 30 YR	10	5.68%	7/15/2028	(a)	12
GNMA 30 YR	12	5.68%	7/15/2028	(a)	14
GNMA 30 YR	7	5.68%	7/15/2028	(a)	8
GNMA 30 YR	—	7.28%	11/15/2025	(a)	—
GNMA 30 YR	4	7.81%	7/15/2025	(a)	4
GNMA 30 YR	4	6.99%	6/15/2025	(a)	5
GNMA 30 YR	—	7.27%	8/15/2025	(a)	—
GNMA 30 YR	5	6.42%	8/15/2025	(a)	6
GNMA 30 YR	2	7.40%	10/15/2025	(a)	2
GNMA 30 YR	4	7.34%	8/15/2025	(a)	4
GNMA 30 YR	3	6.76%	11/15/2025	(a)	4
GNMA 30 YR	2	6.80%	10/15/2025	(a)	3
GNMA 30 YR	34	5.91%	11/15/2028	(a)	40
GNMA 30 YR	18	5.57%	1/15/2029	(a)	21
GNMA 30 YR	5	6.60%	6/15/2032	(a)	6
GNMA 30 YR	4	6.58%	10/15/2031	(a)	4
GNMA 30 YR	109	3.36%	1/15/2042	(a)	114
GNMA 30 YR PLAT	19	6.15%	3/15/2032	(a)	23
GNMA 30 YR PLAT	323	5.20%	7/15/2036	(a)	375
GNMA II	602	3.35%	11/20/2044	(a)	631
GNMA II 15 YR	909	3.35%	3/20/2026	(a)	952

GNMA II 30 YR	195	4.54%	1/20/2035	(a)	216
GNMA II 30 YR	142	4.53%	5/20/2035	(a)	157
GNMA II 30 YR	53	4.54%	1/20/2036	(a)	59
GNMA II 30 YR	309	2.93%	10/20/2044	(a)	318
GNMA II 30 YR	1,408	2.93%	11/20/2044	(a)	1,447
GNMA II 30 YR	449	3.82%	1/20/2045	(a)	471
GNMA ll 30 YR	450	4.52%	12/20/2034	(a)	500
GNMA ll 30 YR	68	4.54%	12/20/2035	(a)	75
GNMA ll 30 YR	600	4.52%	10/20/2035	(a)	666
GNMA ll 30 YR	73	4.54%	5/20/2036	(a)	81
GNMA ll 30 YR	24	4.53%	10/20/2039	(a)	26
GNMA ll 30 YR	298	4.13%	11/20/2040	(a)	326
GNMA ll 30 YR	2,806	4.53%	11/20/2039	(a)	3,112
GNMA ll 30 YR	119	4.53%	2/20/2040	(a)	132
GNMA ll 30 YR	1,342	4.53%	3/20/2041	(a)	1,488
GNMA ll 30 YR	710	3.35%	3/20/2043	(a)	744
GNMA ll 30 YR	549	3.77%	8/20/2045	(a)	585
GNMA ll 30 YR	113	3.76%	9/20/2045	(a)	121
GNR 2004-47 QV	506	5.90%	9/16/2020	(a)	516
GNR 2012-32 FP	491	0.74%	3/16/2042	(a)	494
GOLDCORP INC	1,515	2.19%	3/15/2018	(a)	1,479
GOLDCORP INC	650	3.86%	6/9/2021	(a)	612
GOLDMAN SACHS GROUP INC	2,643	5.84%	9/1/2017	(a)	2,884
GOLDMAN SACHS GROUP INC	495	5.66%	4/1/2018	(a)	545
GOLDMAN SACHS GROUP INC	235	2.84%	7/19/2018	(a)	243
GOLDMAN SACHS GROUP INC	915	3.90%	3/3/2024	(a)	951
GOLDMAN SACHS GROUP INC	640	2.55%	10/23/2019	(a)	643
GOLDMAN SACHS GROUP INC	595	4.28%	10/21/2025	(a)	596
GOVT NATL MORTG ASSN	4	8.84%	7/15/2024	(a)	4
GOVT NATL MORTG ASSN	2	8.15%	11/15/2024	(a)	2
GOVT NATL MORTG ASSN	—	8.96%	1/15/2025	(a)	—
GOVT NATL MORTG ASSN	1	8.59%	2/15/2025	(a)	2
GOVT NATL MORTG ASSN	1	8.03%	3/15/2025	(a)	1
GOVT NATL MORTG ASSN	6	9.45%	2/15/2019	(a)	6
GOVT NATL MORTG ASSN	1	9.45%	4/15/2020	(a)	1
GOVT NATL MORTG ASSN	1	9.45%	9/15/2020	(a)	1
GOVT NATL MORTG ASSN	5	8.09%	12/15/2022	(a)	5
GOVT NATL MTG ASSN	—	9.45%	10/15/2020	(a)	—
GOVT NATL MTG ASSN	2	9.18%	9/15/2020	(a)	2
GOVT NATL MTG ASSN 1	—	9.45%	10/15/2020	(a)	—
GOVT NATL MTG ASSN I	1	8.25%	12/15/2024	(a)	1
GOVT NATL MTG ASSN I	6	8.46%	10/15/2024	(a)	6
GOVT NATL MTG ASSN I	4	7.04%	7/15/2025	(a)	5
GOVT NATL MTG ASSN I	—	9.46%	9/15/2020	(a)	—
GOVT NATL MTG ASSN II	5	7.48%	10/20/2026	(a)	6
GOVT NATL MTG ASSN II	2	7.54%	8/20/2026	(a)	2
GOVT NATL MTG ASSN II 002038M	—	7.59%	7/20/2025	(a)	—

GRAIN SPECTRUM FUNDING 144A	1,660	3.93%	10/10/2018	(a)	1,707
GSMS 2012-GC6 A2	1,084	2.53%	1/10/2045	(a)	1,092
GSMS 2014-GC20 A1	694	1.35%	4/10/2047	(a)	689
GSMS 2015-GC32 A1	999	1.61%	7/10/2048	(a)	990
GSMS 2015-GC32 A4	390	3.68%	7/10/2048	(a)	400
GSMS 2015-GC34 A1	857	1.57%	10/10/2048	(a)	844
GULF SOUTH PIPELINE	230	4.42%	6/15/2022	(a)	209
HARLEY DAVIDSON FINL SERV 144A	175	3.85%	3/15/2016	(a)	178
HARLEY-DAVIDSON FINL SER 144A	1,125	2.20%	2/26/2020	(a)	1,110
HARLEY-DAVIDSON INC	1,170	3.51%	7/28/2025	(a)	1,185
HAROT 2013-2 A4	250	0.66%	6/17/2019	(a)	249
HAROT 2013-4 A3	696	0.69%	9/18/2017	(a)	695
HAROT 2013-4 A4	160	1.04%	2/18/2020	(a)	160
HAROT 2014-4 A3	510	0.99%	9/17/2018	(a)	509
HAROT 2015-1 A3	1,320	1.05%	10/15/2018	(a)	1,316
HAROT 2015-1 A4	570	1.33%	11/16/2020	(a)	566
HART 2012-C A4	533	0.73%	6/15/2018	(a)	533
HART 2013-A A4	645	0.75%	9/17/2018	(a)	644
HART 2013-C A3	173	1.01%	2/15/2018	(a)	173
HART 2014-A A3	729	0.79%	7/16/2018	(a)	728
HART 2015-A A3	570	1.05%	4/15/2019	(a)	568
HART 2015-A A4	300	1.38%	7/15/2020	(a)	297
HEINEKEN NV 144A	1,125	1.41%	10/1/2017	(a)	1,125
HERSHEY CO	1,145	3.82%	12/1/2020	(a)	1,240
HOWARD HUGHES MEDICAL IN	355	3.37%	9/1/2023	(a)	373
HSBC BANK PLC 144A	230	3.07%	5/24/2016	(a)	233
HSBC HOLDINGS PLC	765	4.60%	4/5/2021	(a)	858
HSBC USA INC	900	1.63%	1/16/2018	(a)	902
HUMANA INC	1,580	2.63%	10/1/2019	(a)	1,590
HUNT 2012-1 A4	223	1.18%	6/15/2017	(a)	223
HUNT 2012-2 A4	485	0.68%	1/16/2018	(a)	484
HUNTINGTON NATIONAL BANK	750	2.21%	11/6/2018	(a)	750
HYATT HOTELS CORP	405	3.55%	7/15/2023	(a)	391
HYUNDAI CAPITAL AMERICA 144A	1,795	3.73%	4/6/2016	(a)	1,821
HYUNDAI CAPITAL AMERICA 144A	620	2.84%	8/9/2018	(a)	634
HYUNDAI CAPITAL AMERICA 144A	395	1.46%	2/6/2017	(a)	396
HYUNDAI CAPITAL AMERICA 144A	560	2.41%	10/30/2018	(a)	561
IMPERIAL TOBACCO FINANCE 144A	1,005	3.74%	7/21/2022	(a)	1,026
ING BANK NV 144A	1,125	1.80%	3/16/2018	(a)	1,131
ING BANK NV 144A	900	2.46%	3/16/2020	(a)	904
INTERCONTINENTALEXCHANGE	795	2.48%	10/15/2018	(a)	806
INTERCONTINENTALEXCHANGE	1,380	2.76%	12/1/2020	(a)	1,380
INVESCO FINANCE PLC	795	3.18%	11/30/2022	(a)	785
INVESCO FINANCE PLC	675	3.88%	1/30/2024	(a)	708
INVESCO FINANCE PLC	100	3.73%	1/15/2026	(a)	101
JB HUNT TRANSPRT SVCS	225	2.40%	3/15/2019	(a)	226
JCPL 2002-A A4	534	5.98%	6/5/2019	(a)	553

JDOT 2014-A A3	3,197	0.92%	4/16/2018	(a)	3,191
JDOT 2015-A A3	355	1.33%	6/17/2019	(a)	353
JDOT 2015-A A4	495	1.66%	12/15/2021	(a)	493
JDOT 2015-B A3	140	1.45%	10/15/2019	(a)	139
JOHN DEERE CAPITAL CORP	115	1.31%	3/12/2018	(a)	115
JOHN DEERE CAPITAL CORP	1,030	1.55%	12/15/2017	(a)	1,031
JOHN DEERE CAPITAL CORP	510	2.08%	3/10/2020	(a)	507
JOHN DEERE CAPITAL CORP	375	1.61%	7/13/2018	(a)	377
JOHN DEERE CAPITAL CORP	210	2.45%	9/11/2020	(a)	211
JPMBB 2013-C12 A1	120	1.09%	7/15/2045	(a)	120
JPMBB 2014-C19 A1	82	1.28%	4/15/2047	(a)	81
JPMBB 2014-C21 A1	91	1.34%	8/15/2047	(a)	90
JPMBB 2014-C22 A1	268	1.47%	9/15/2047	(a)	266
JPMBB 2014-C23 A1	210	1.67%	9/15/2047	(a)	208
JPMBB 2014-C24 A1	291	1.56%	11/15/2047	(a)	288
JPMBB 2015-C29 A1	384	1.65%	5/15/2048	(a)	380
JPMBB 2015-C32 A1	1,883	1.53%	11/15/2048	(a)	1,862
JPMCC 2006-LDP7 A4	1,431	6.09%	4/17/2045	(a)	1,442
JPMCC 2007-LD12 A4	400	5.67%	2/15/2051	(a)	417
JPMCC 2012-C8 A3	795	2.86%	10/15/2045	(a)	787
JPMCC 2015-JP1 A1	285	1.96%	1/15/2049	(a)	285
JPMORGAN CHASE & CO	550	5.63%	4/23/2019	(a)	622
JPMORGAN CHASE & CO	1,000	4.18%	1/24/2022	(a)	1,096
JPMORGAN CHASE & CO	1,540	1.99%	8/15/2017	(a)	1,559
JPMORGAN CHASE & CO	1,125	1.03%	2/26/2016	(a)	1,126
JPMORGAN CHASE & CO	600	3.45%	5/1/2023	(a)	591
JPMORGAN CHASE & CO	435	1.64%	5/15/2018	(a)	433
JPMORGAN CHASE & CO	775	2.28%	1/23/2020	(a)	774
KAISER FOUNDATION HOSPIT	795	3.45%	4/1/2022	(a)	813
KERN RIVER FUNDING CORP 144A	129	4.71%	4/30/2018	(a)	134
KILROY REALTY LP	1,190	5.85%	6/1/2020	(a)	1,355
KIMCO REALTY CORP	285	3.43%	11/1/2022	(a)	285
KROGER CO/THE	415	1.20%	10/17/2016	(a)	416
LBUBS 2006-C6 A4	1,009	5.30%	9/15/2039	(a)	1,026
LBUBS06-C7 A3	210	5.25%	11/15/2038	(a)	215
LEGG MASON INC	165	2.71%	7/15/2019	(a)	166
LLOYDS BANK PLC	1,330	2.29%	11/27/2018	(a)	1,338
LLOYDS BANK PLC	895	2.35%	9/5/2019	(a)	901
LLOYDS BANKING GROUP PLC 144A	929	4.56%	12/10/2025	(a)	936
LYONDELLBASELL IND NV	1,070	5.35%	11/15/2021	(a)	1,209
MAGELLAN MIDSTREAM PARTNERS	300	6.03%	7/15/2019	(a)	335
MANITOBA	1,205	1.30%	4/3/2017	(a)	1,209
MANUF & TRADERS TRUST CO	1,900	1.25%	1/30/2017	(a)	1,904
MANUF & TRADERS TRUST CO	1,550	2.30%	1/30/2019	(a)	1,567
MARSH & MCLENNAN COS INC	640	2.53%	10/15/2018	(a)	650
MARSH & MCLENNAN COS INC	1,050	2.37%	3/6/2020	(a)	1,048
MASSMUTUAL GLOBAL FUNDIN 144A	648	2.47%	11/23/2020	(a)	645

MBALT 2015-A A3	460	1.10%	8/15/2017	(a)	460
MCDONALDS CORP	240	2.10%	12/7/2018	(a)	240
MCKESSON CORP	220	3.24%	3/1/2016	(a)	223
MEAD JOHNSON NUTRITION C	480	2.99%	11/15/2020	(a)	483
MEDTRONIC INC	705	1.50%	3/15/2018	(a)	708
MEDTRONIC INC	670	2.49%	3/15/2020	(a)	679
MERCK & CO INC	2,075	0.70%	5/18/2016	(a)	2,077
MERCK & CO INC	1,125	1.85%	2/10/2020	(a)	1,131
MERRILL LYNCH & CO	1,000	5.97%	8/28/2017	(a)	1,093
MERRILL LYNCH & CO	1,220	6.23%	4/25/2018	(a)	1,361
MET LIFE GLOB FUNDING I 144A	555	1.51%	1/10/2018	(a)	556
MICROSOFT CORP	1,335	2.65%	11/3/2022	(a)	1,339
MIZUHO BANK LTD 144A	870	1.71%	9/25/2017	(a)	870
MIZUHO BANK LTD 144A	1,089	2.65%	9/25/2019	(a)	1,096
MIZUHO BANK LTD 144A	600	2.15%	10/20/2018	(a)	602
MLCFC 2006-2 A4	134	6.07%	6/12/2046	(a)	135
MLMT 2008-C1 A4	1,026	5.41%	2/12/2051	(a)	1,083
MMAF 2009-AA A4 144A	38	3.51%	1/15/2030	(a)	38
MORGAN STANLEY	1,255	2.12%	4/25/2018	(a)	1,262
MORGAN STANLEY	1,265	1.59%	4/25/2018	(a)	1,280
MORGAN STANLEY	3,155	1.18%	1/24/2019	(a)	3,147
MORGAN STANLEY	1,300	4.07%	4/23/2027	(a)	1,272
MSBAM 2013-C12 A1	353	1.33%	10/15/2046	(a)	350
MSBAM 2014-C14 A1	239	1.26%	2/15/2047	(a)	237
MSBAM 2014-C15 A1	206	1.33%	4/15/2047	(a)	204
MSBAM 2014-C16 A1	109	1.31%	6/15/2047	(a)	107
MSC 2006-HQ9 A4	381	5.70%	7/12/2044	(a)	386
MSC 2007-T25 A3	104	5.40%	11/12/2049	(a)	106
MSC 2007-T27 A4	1,323	5.57%	6/11/2042	(a)	1,388
NALT 2015-A A3	2,175	1.40%	6/15/2018	(a)	2,172
NALT 2015-A A4	1,895	1.59%	5/17/2021	(a)	1,889
NALT 2015-B A4	1,830	1.71%	4/15/2021	(a)	1,823
NAROT 2012-B A4	139	0.66%	12/17/2018	(a)	139
NAROT 2013-A A4	1,245	0.75%	7/15/2019	(a)	1,242
NAROT 2013-B A3	47	0.84%	11/15/2017	(a)	47
NAROT 2014-B A3	835	1.11%	5/15/2019	(a)	833
NAROT 2015-B A3	1,095	1.35%	3/16/2020	(a)	1,089
NAROT 2015-B A4	630	1.80%	1/17/2022	(a)	627
NATIONAL AUSTRALIA BANK 144A	1,500	1.30%	6/30/2017	(a)	1,497
NATIONAL BANK OF CANADA	3,795	1.46%	11/7/2017	(a)	3,778
NATIONAL RURAL UTIL COOP	670	2.37%	6/15/2020	(a)	664
NATIONAL RURAL UTIL COOP	1,065	0.95%	4/24/2017	(a)	1,062
NATIONWIDE BLDG SOCIETY 144A	1,530	2.37%	1/21/2020	(a)	1,536
NATIONWIDE BLDG SOCIETY 144A	600	3.80%	7/21/2025	(a)	626
NEW YORK LIFE GLOBAL FDG 144A	750	1.56%	11/2/2018	(a)	746
NEW YORK LIFE GLOBAL FDG 144A	450	2.10%	1/2/2019	(a)	455
NISOURCE FINANCE CORP	703	5.88%	3/15/2018	(a)	779

NISOURCE FINANCE CORP	730	6.06%	1/15/2019	(a)	842
NISSAN MOTOR ACCEPTANCE 144A	1,645	1.95%	9/12/2017	(a)	1,657
NMOTR 2015-A A2	1,440	1.45%	1/15/2020	(a)	1,430
NOBLE ENERGY INC	590	4.37%	11/15/2024	(a)	530
NORDEA BANK AB 144A	700	4.56%	5/13/2021	(a)	753
NORDEA BANK AB 144A	2,660	0.88%	5/13/2016	(a)	2,661
NORDEA BANK AB 144A	600	1.88%	9/17/2018	(a)	601
NORFOLK SOUTHERN CORP	1,270	5.74%	1/15/2016	(a)	1,305
NORTHEAST UTILITIES	675	1.61%	1/15/2018	(a)	675
NOVARTIS CAPITAL CORP	975	2.44%	9/21/2022	(a)	966
O REILLY AUTOMOTIVE INC	410	3.81%	6/15/2023	(a)	415
OMNICOM GROUP INC	1,665	5.82%	4/15/2016	(a)	1,708
OMNICOM GROUP INC	825	3.59%	5/1/2022	(a)	839
OMNICOM GROUP INC	225	3.66%	11/1/2024	(a)	226
ONEOK PARTNERS LP	1,795	3.25%	2/1/2016	(a)	1,820
ONEOK PARTNERS LP	240	3.37%	9/15/2018	(a)	230
ONTARIO	1,250	2.90%	7/16/2018	(a)	1,309
OREILLY AUTOMOTIVE INC	370	4.33%	9/15/2021	(a)	401
PACCAR FINANCIAL CORP	2,125	1.60%	3/15/2017	(a)	2,140
PACCAR FINANCIAL CORP	705	1.11%	6/6/2017	(a)	702
PACCAR INC	510	1.75%	8/14/2018	(a)	512
PECO ENERGY CO	1,225	4.98%	3/1/2018	(a)	1,338
PEPSICO INC	1,315	3.45%	3/1/2024	(a)	1,388
PEPSICO INC	510	1.25%	4/30/2018	(a)	509
PEPSICO INC	565	1.87%	4/30/2020	(a)	562
PEPSICO INC	720	1.01%	10/13/2017	(a)	718
PHILIP MORRIS INTL INC	675	1.62%	3/20/2017	(a)	682
PHILIP MORRIS INTL INC	1,380	1.25%	11/9/2017	(a)	1,380
PNC BANK NA	715	0.63%	1/28/2016	(a)	716
PNC BANK NA	1,110	1.13%	1/27/2017	(a)	1,113
PNC FUNDING CORP	1,485	5.41%	2/1/2017	(a)	1,579
PPL WEM HOLDINGS PLC 144A	555	3.89%	5/1/2016	(a)	561
PRECISION CASTPARTS CORP	120	1.26%	1/15/2018	(a)	120
PRICOA GLOBAL FUNDING 1 144A	900	1.90%	9/21/2018	(a)	904
PRINCIPAL FINANCIAL GROU	165	1.85%	11/15/2017	(a)	166
PRINCIPAL FINANCIAL GROUP	325	3.33%	9/15/2022	(a)	326
PRINCIPAL LFE GLB FND II 144A	1,335	1.20%	5/19/2017	(a)	1,332
PRINCIPAL LFE GLB FND II 144A	680	1.51%	9/11/2017	(a)	681
PRINCIPAL LFE GLB FND II 144A	410	2.37%	9/11/2019	(a)	413
PRINCIPAL LFE GLB FND II 144A	795	2.23%	4/8/2020	(a)	788
PRINCIPAL LFE GLB FND II 144A	700	2.63%	11/19/2020	(a)	700
PROGRESS ENERGY INC	255	4.16%	1/15/2021	(a)	275
QUEBEC PROVINCE	1,620	4.33%	5/14/2018	(a)	1,741
REGIONS BANK	1,365	2.25%	9/14/2018	(a)	1,373
REINSURANCE GRP OF AMER	110	5.40%	3/15/2017	(a)	116
REINSURANCE GRP OF AMER	930	4.64%	6/1/2021	(a)	1,007
RIO TINTO FIN USA LTD	395	4.14%	5/20/2021	(a)	396

RIO TINTO FIN USA LTD	495	3.86%	9/20/2021	(a)	486
RIO TINTO FIN USA PLC	2,315	1.38%	6/17/2016	(a)	2,309
RIO TINTO FIN USA PLC	55	1.65%	8/21/2017	(a)	54
RIO TINTO FIN USA PLC	160	3.72%	3/22/2022	(a)	152
RIO TINTO FIN USA PLC	160	3.18%	8/21/2022	(a)	146
ROGERS COMMUNICATIONS IN	450	3.68%	12/15/2025	(a)	444
ROPER INDUSTRIES INC	150	1.86%	11/15/2017	(a)	150
ROPER INDUSTRIES INC	1,925	2.06%	10/1/2018	(a)	1,923
ROYAL BANK OF CANADA	735	2.14%	3/15/2019	(a)	743
ROYAL BANK OF CANADA	1,685	1.04%	3/15/2019	(a)	1,682
RSBBC 2007-A A2	7	5.72%	4/1/2018	(a)	7
S&P GLOBAL INC	375	2.48%	8/15/2018	(a)	381
SAN DIEGO G & E	376	1.95%	2/1/2022	(a)	372
SANTANDER UK GROUP HLDGS	660	2.90%	10/16/2020	(a)	659
SANTANDER UK PLC	630	2.35%	9/10/2019	(a)	635
SANTANDER UK PLC	1,035	2.00%	8/24/2018	(a)	1,040
SANTANDER UK PLC 144A	600	4.81%	11/7/2023	(a)	629
SBA TOWER TRUST 144A	3,660	2.92%	12/15/2042	(a)	3,680
SBA TOWER TRUST 144A	2,200	2.26%	4/15/2043	(a)	2,188
SBA TOWER TRUST 144A	120	3.21%	10/15/2045	(a)	118
SCHLUMBERGER HLDGS CORP 144A	1,120	3.04%	12/21/2020	(a)	1,107
SIMON PROPERTY GROUP LP	200	5.04%	2/1/2020	(a)	229
SIMON PROPERTY GROUP LP	720	3.34%	10/1/2024	(a)	733
SKANDINAVISKA ENSKILDA 144A	1,130	2.36%	11/20/2018	(a)	1,139
SOUTHEAST SUPPLY HEADER 144A	900	4.43%	6/15/2024	(a)	865
SOUTHERN CO	510	1.94%	9/1/2016	(a)	515
SOUTHERN POWER CO	1,185	2.44%	6/1/2020	(a)	1,154
SOUTHERN POWER CO	675	1.85%	12/1/2017	(a)	676
SPECTRA ENERGY PARTNERS	365	3.00%	9/25/2018	(a)	361
STANDARD CHARTERED PLC 144A	1,280	1.52%	9/8/2017	(a)	1,273
STANDARD CHARTERED PLC 144A	1,545	2.30%	4/17/2020	(a)	1,521
STANLEY BLACK & DECKER I	760	2.44%	11/17/2018	(a)	766
STATOIL ASA	100	0.66%	5/15/2018	(a)	99
SUMITOMO MITSUI BANKING 144A	1,450	3.76%	1/12/2022	(a)	1,552
SUMITOMO MITSUI TR BK LT 144A	1,185	1.81%	3/28/2018	(a)	1,182
SUNTRUST BANKS INC	305	3.58%	4/15/2016	(a)	309
SUNTRUST BANKS INC	520	2.34%	11/1/2018	(a)	524
SVENSKA HANDELSBANKEN AB	1,870	1.02%	3/21/2016	(a)	1,872
SWEDBANK AB 144A	2,105	1.76%	3/12/2018	(a)	2,107
SWEDISH EXPORT CREDIT	335	4.90%	3/1/2017	(a)	356
SYNCT 2014-1 A	2,825	1.62%	11/15/2020	(a)	2,818
SYNCT 2015-2 A	2,085	1.61%	4/15/2021	(a)	2,072
SYNCT 2015-3 A	2,580	1.75%	9/15/2021	(a)	2,562
TAKEDA PHARMACEUTICAL 144A	1,815	1.63%	3/17/2017	(a)	1,822
TAOT 2013-A A4	530	0.69%	11/15/2018	(a)	529
TAOT 2014-C A4	775	1.44%	4/15/2020	(a)	774
TAOT 2015-C A4	480	1.69%	12/15/2020	(a)	479

TECO FINANCE INC	170	3.98%	3/15/2016	(a)	173
TECO FINANCE INC	1,095	0.93%	4/10/2018	(a)	1,081
TELEFONICA EMISIONES SAU	120	4.89%	2/16/2021	(a)	136
THERMO FISHER SCIENTIFIC	775	1.30%	2/1/2017	(a)	777
THERMO FISHER SCIENTIFIC	240	2.40%	2/1/2019	(a)	243
THERMO FISHER SCIENTIFIC	300	3.30%	2/15/2022	(a)	304
THOMSON REUTERS CORP	510	0.88%	5/23/2016	(a)	510
THOMSON REUTERS CORP	560	1.31%	2/23/2017	(a)	559
THOMSON REUTERS CORP	480	1.66%	9/29/2017	(a)	479
TORONTO-DOMINION BANK	550	1.41%	4/30/2018	(a)	548
TORONTO-DOMINION BANK	1,045	0.87%	4/30/2018	(a)	1,047
TORONTO-DOMINION BANK	260	2.51%	12/14/2020	(a)	260
TOTAL CAPITAL INTL SA	400	0.75%	1/25/2016	(a)	401
TOTAL CAPITAL SA	1,580	3.86%	1/28/2021	(a)	1,714
TOYOTA MOTOR CREDIT CORP	1,200	1.45%	1/12/2018	(a)	1,207
TOYOTA MOTOR CREDIT CORP	795	1.55%	7/13/2018	(a)	798
TOYOTA MOTOR CREDIT CORP	1,140	2.81%	7/13/2022	(a)	1,150
TRANS-ALLEGHENY INTERSTA 144A	1,380	3.85%	6/1/2025	(a)	1,384
TRANS-CANADA PIPELINES	1,800	0.75%	1/15/2016	(a)	1,806
TRANSURBAN FINANCE CO 144A	330	4.20%	2/2/2026	(a)	327
TYSON FOODS INC	570	4.23%	6/15/2022	(a)	607
TYSON FOODS INC	1,155	2.65%	8/15/2019	(a)	1,166
UBS AG STAMFORD CT	1,205	1.38%	8/14/2017	(a)	1,203
UNION BANK NA	750	2.11%	6/16/2017	(a)	756
UNIONBANCAL CORP	340	3.44%	6/18/2022	(a)	347
UNITED AIR 2015-1 A PTT	70	3.69%	6/1/2024	(a)	70
UNITED TECHNOLOGIES CORP	1,560	1.79%	5/4/2018	(a)	1,564
UNITEDHEALTH GROUP INC	355	1.86%	11/15/2016	(a)	359
UNITEDHEALTH GROUP INC	1,335	2.91%	3/15/2023	(a)	1,329
UNITEDHEALTH GROUP INC	450	1.41%	12/15/2017	(a)	449
UNITEDHEALTH GROUP INC	840	1.89%	7/16/2018	(a)	851
UNUM GROUP	235	5.13%	9/15/2020	(a)	262
UNUM GROUP	120	4.01%	3/15/2024	(a)	121
US BANCORP	255	3.44%	2/1/2016	(a)	259
US BANCORP	1,320	2.18%	11/15/2016	(a)	1,336
US TREASURY N/B	4,455	0.63%	8/31/2017	(a)	4,436
US TREASURY N/B	9,325	0.63%	4/30/2018	(a)	9,215
US TREASURY N/B	5,310	1.75%	10/31/2020	(a)	5,318
US TREASURY N/B	1,255	1.50%	5/31/2019	(a)	1,258
US TREASURY N/B	16,295	1.74%	9/30/2019	(a)	16,479
US TREASURY N/B	11,860	0.88%	11/15/2017	(a)	11,834
US TREASURY N/B	4,295	2.11%	12/31/2021	(a)	4,333
US TREASURY N/B	8,960	1.51%	5/31/2020	(a)	8,898
US TREASURY N/B	9,890	0.88%	7/15/2018	(a)	9,843
US TREASURY N/B	4,100	0.63%	7/31/2017	(a)	4,088
US TREASURY N/B	2,795	2.05%	8/15/2025	(a)	2,745
US TREASURY N/B	13,440	1.40%	8/31/2020	(a)	13,288

US TREASURY N/B	3,515	1.79%	9/30/2022	(a)	3,460
US TREASURY N/B	2,665	0.89%	10/15/2018	(a)	2,641
US TREASURY N/B	10,035	1.40%	10/31/2020	(a)	9,883
US TREASURY N/B	3,675	2.26%	11/15/2025	(a)	3,676
US TREASURY N/B	1,325	1.25%	11/15/2018	(a)	1,325
US TREASURY N/B	16,580	1.63%	11/30/2020	(a)	16,508
US TREASURY N/B	4,510	1.75%	12/31/2020	(a)	4,508
US TREASURY N/B	640	1.00%	12/31/2017	(a)	639
VALERO ENERGY CORP	780	7.92%	3/15/2019	(a)	945
VALET 2013-1 A4	185	0.78%	7/22/2019	(a)	184
VALET 2014-1 A3	155	0.92%	10/22/2018	(a)	154
VALET 2014-2 A4	2,325	1.42%	5/20/2021	(a)	2,277
VENTAS REALTY LP	450	1.26%	4/17/2017	(a)	448
VENTAS REALTY LP/CAP CRP	1,135	3.34%	8/15/2022	(a)	1,120
VENTAS REALTY LP/CAP CRP	645	1.55%	9/26/2016	(a)	649
VERIZON COMMUNICATIONS	860	4.19%	9/15/2020	(a)	936
VERIZON COMMUNICATIONS	1,125	1.35%	6/9/2017	(a)	1,123
VERIZON COMMUNICATIONS	597	2.61%	2/21/2020	(a)	605
VOLKSWAGEN GROUP AMERICA 144A	265	1.28%	5/23/2017	(a)	259
VOLKSWAGEN INTL FIN NV 144A	215	2.39%	3/22/2017	(a)	215
WASTE MANAGEMENT INC	475	2.58%	9/1/2016	(a)	482
WBCMT 2006 C28 A4	792	5.49%	10/15/2048	(a)	807
WEA FINANCE LLC/WESTFIEL 144A	1,360	3.24%	10/5/2020	(a)	1,376
WEINGARTEN REALTY INVEST	820	3.60%	4/15/2023	(a)	803
WEINGARTEN REALTY INVEST	485	4.34%	1/15/2024	(a)	507
WELLS FARGO & COMPANY	775	2.08%	5/8/2017	(a)	785
WELLS FARGO & COMPANY	1,500	3.99%	8/15/2023	(a)	1,575
WELLS FARGO & COMPANY	1,400	1.40%	9/8/2017	(a)	1,402
WESTPAC BANKING CORP	1,900	1.60%	1/12/2018	(a)	1,911
WFCM 2015-C26 A1	991	1.47%	2/15/2048	(a)	979
WFCM 2015-C29 A4	615	3.60%	6/15/2048	(a)	624
WFCM 2015-C30 A1	110	1.67%	9/15/2058	(a)	109
WFCM 2015-NXS1 A1	692	1.36%	5/15/2048	(a)	685
WFCM 2015-SG1 A1	371	1.58%	12/15/2047	(a)	369
WFCM 2015-SG1 A4	525	3.71%	12/15/2047	(a)	539
WFRBS 2013-C16 A1	316	1.41%	9/15/2046	(a)	315
WFRBS 2013-C17 A1	324	1.16%	12/15/2046	(a)	322
WFRBS 2014-C19 A1	574	1.24%	3/15/2047	(a)	569
WFRBS 2014-C22 A1	175	1.49%	9/15/2057	(a)	174
WFRBS 2014-C23 A1	187	1.67%	10/15/2057	(a)	186
WFRBS 2014-C24 A1	232	1.41%	11/15/2047	(a)	230
WFRBS 2014-LC14 A1	368	1.20%	3/15/2047	(a)	366
WHIRLPOOL CORP	465	2.41%	3/1/2019	(a)	466
WHIRLPOOL CORP	340	1.35%	3/1/2017	(a)	341
WHIRLPOOL CORP	400	1.65%	11/1/2017	(a)	400
WILLIAMS PARTNERS LP	1,440	4.33%	8/15/2022	(a)	1,133
WOART 2012-A A4	1,186	0.85%	8/15/2018	(a)	1,186

	WOART 2014-A A3	174	0.94%	4/15/2019	(a)	174
	WOART 2015-A A3	630	1.35%	5/15/2020	(a)	627
	WOLS 2014-A A4	925	1.37%	1/15/2020	(a)	923
	WOLS 2015-A A4	990	1.74%	12/15/2020	(a)	983
	WPP FINANCE 2010	1,305	3.78%	9/19/2024	(a)	1,310
	XLIT LTD	645	2.30%	12/15/2018	(a)	647
	Total fixed income securities at fair value					812,435
	Adjustment to contract value					(9,431)
	Total fixed income securities at contract value					803,004
	Wrapper agreements:
	American General Life Insurance Company				(a)	—
	The Prudential Insurance Company of America				(a)	—
*	State Street Bank & Trust Co.				(a)	—
	Total synthetic investment contracts wrapper					—
	Total fully benefit responsive contracts					803,004
	Total investments					$2,622,965
	Notes receivable from participants:
*	Participant loans, interest rates ranging from 4.25% to 10.50% and maturing 2016 through 2020				(a)	$62,700
* Party-in-interest to the Plan.
(a) Cost omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By:    /s/ Scott Seale
Scott Seale
Plan Administrator

Date: June 27, 2016

INDEX TO EXHIBITS

Exhibit Number	Description
23.1*	Consent of Montgomery Coscia Greilich LLP

*     Filed herewith.